UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37503

CUSIP: 05580M 108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2025

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.

Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

B. Riley Financial, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 (the “Quarterly Report”) by August 11, 2025, the required filing date. The Company is also working expeditiously to complete the audit and finalize the Annual Report on Form 10-K for the year ended December 31, 2024 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, which will allow us to move forward with the filing of the Quarterly Report as promptly as practical.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Yessner	(310)	966-1444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2024.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the three months ended June 30, 2025 are summarized as follows:

Net income available to common shareholders for the three months ended June 30, 2025 is estimated to be in the range of $120 million to $140 million, or $3.93 to $4.59 net income per diluted common share compared to a net loss available to common shareholders of $(436) million or $(14.35) per diluted common share for the three months ended June 30, 2024. Results for the quarterly period ended June 30, 2025 includes a gain from the sale of GlassRatner Advisory & Capital Group, LLC (“GlassRatner”) of approximately $66 million and a gain of approximately $45 million from the exchange of certain outstanding senior notes. The Company is working to complete the audit and finalize the Annual Report on Form 10-K for the year ended December 31, 2024 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2025.

Cash, cash equivalents, and restricted cash as of June 30, 2025 of approximately $268 million, which included approximately $267 million of cash and cash equivalents and $1 million of restricted cash. This is an increase in cash, cash equivalents, and restricted cash from $257 million as of December 31, 2024. In the comparable quarter ended June 30, 2024, cash, cash equivalents, and restricted cash totaled $239 million.

Total loans receivable, securities and other investments and amounts due from clearing brokers are estimated to be approximately $410 to $440 million at June 30, 2025. The Company estimates liabilities related to loan participations sold of approximately $10 million at June 30, 2025. Total assets of the Company are estimated to be approximately $1.5 billion at June 30, 2025, a decrease from approximately $3.2 billion in the comparable period ended June 30, 2024. The decrease in total assets is due to a decrease of $0.7 billion in securities borrowed and a decrease in assets of related to the sale of the Great American businesses and Brands assets in the fourth quarter of 2024 and the sale of GlassRatner in June 2025.

Total debt is estimated to be approximately $1.46 billion at June 30, 2025, a decrease of approximately $0.7 billion from $2.16 billion at June 30, 2024. The decrease includes approximately $146 million reduction in the outstanding balance from retiring the senior notes due February 28, 2025. The remaining decrease of approximately $0.6 billion is related to servicing the existing debt and the exchange of certain senior notes during the six months ended June 30, 2025.

B. Riley Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2025	By:	/s/ Scott Yessner
Scott Yessner
Chief Financial Officer

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